Filed by Galileo Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Galileo Acquisition Corp.

Commission File No.: 001-39092

Date: August 24, 2021

Results of Shapeways ‘State of 3D Printing’ Survey

Show Significant Shift to Digital Manufacturing

•	3D Printing now mainstream among 75% of mid-sized manufacturers polled, yet more flexibility needed to meet demands for quality, personalization and sustainability
•	84% expect investments in 3D printing to increase revenues or decrease costs
•	95% of survey respondents report uptick in high-mix/low-volume production and outsourced manufacturing requests
•	Increased adoption fuels growing need for software-driven, end-to-end manufacturing

New York, NY – August 24, 2021 – Shapeways, a leading global digital manufacturing platform driven by proprietary software, today announced the results of a manufacturing stakeholder survey that reinforces the continued growth of 3D printing (“3DP”) with three-quarters of those polled reporting extensive or exclusive use of additive manufacturing for volume production. This mainstream use of 3DP for production manufacturing is closely tied to a major shift in customer expectations, resulting in higher demands for quality, sustainability and personalization.

“Significant adoption of 3D printing for different production requirements is a strong indicator of increased digital manufacturing transformation,” said Miko Levy, Chief Revenue Officer at Shapeways. “To reach its full potential, however, the industry needs to continue shifting more toward the use of digital, end-to-end manufacturing processes that enable product design innovations and speed time to market while reducing upfront and inventory costs.”

Shapeways commissioned third-party research firm, Dimensional Research, to conduct The State of 3D Printing survey in July 2021. Dimensional Research polled more than 300 qualified individuals from mid-sized manufacturers across the automotive, aerospace, robotics, medical device and industrial manufacturing sectors. According to those polled, the top five changes in customer expectations over the past three years include: higher demands for quality (53%), increased expectations for sustainable solutions (47%), more frequent design changes (45%), desire for personalization and high levels of customization (43%) and continual cost reductions (40%).

This latest 3DP survey reinforces ongoing efforts to transform the traditional manufacturing market, which is slow, manual and rigid. Thanks to advances in digital production technologies, software and materials, manufacturers of all sizes are positioned to meet growing demands for faster deliveries, lower costs and greater agility in adapting to changing customer needs and market dynamics.

For example, 95% of the survey respondents cited an increase in customer requests for high-mix, low-volume production runs, with more than half reporting a significant increase (25% to 100%) and 17% stating dramatic requests (doubled or more), respectively. Most of the survey respondents (72%) are more likely to outsource low-volume production runs to gain much-needed proof points before committing to specific machines or technologies.

COVID-19 Accelerated 3DP Investments

Of those polled, 87% concurred that major pandemic-related supply chain disruptions accelerated 3DP investments, while 63% strongly agreed that their organization is gaining confidence in 3DP at scale. Expected benefits from 3DP investments range from greater design flexibility (70%), faster speed to market (68%) and improved labor efficiency (64%) to increased asset utilization (57%) and reduced inventory costs (46%).

Most important, 84% of the survey respondents expect these investments to impact corporate profits over the next decade by increasing revenues or decreasing costs. About half of those participants (43%) anticipate a transformative impact of more than 20% annually while 41% predict a significant impact of 5% to 20% annually.

Bullish about 3DP’s Future Despite Persistent Barriers

Survey participants predicted positive momentum for the use of 3DP in manufacturing; 55% predict it will replace existing processes while 28% plan to use 3DP as another option in their manufacturing toolbox. Executives are even more bullish, with 68% of those polled agreeing that 3DP is the future of manufacturing.

Still, barriers to adoption persist, especially in managing the shared data repositories, applications and tools needed to streamline additive manufacturing processes. Almost three quarters of those surveyed rely on more than five different applications to guide additive manufacturing processes with minimal data sharing or workflow integration. Shapeways’ purpose-built software and end-to-end manufacturing capabilities enable customers of all sizes to transform digital designs into physical products with speed and agility.

On April 28, 2021, Shapeways entered into a definitive agreement with Galileo Acquisition Corp. (NYSE: GLEO), a special purpose acquisition company, related to a proposed business combination between Galileo and Shapeways. Upon the closing of the transaction, the combined company will be named Shapeways Holdings, Inc. and is expected to remain listed on the NYSE under the new ticker symbols “SHPW” and “SHPW.WS.”

On August 16, 2021, Galileo filed a registration statement (the “Registration Statement”) on Form S-4/A with the U.S. Securities and Exchange Commission (“SEC”) that includes a preliminary joint proxy statement/consent solicitation/prospectus in connection with the proposed business combination (the “Transaction”), which is available on the SEC website at www.sec.gov.

About Shapeways

Shapeways’ digital manufacturing platform offers customers access to high-quality manufacturing from start to finish through automation, innovation and digitization. The company’s purpose-built software, wide selection of materials and technologies, and global supply chain lower manufacturing barriers and speed delivery of quality products. Shapeways’ digital manufacturing services have empowered more than one million customers worldwide to produce more than 21 million parts using 11 different technologies and 90 different materials and finishes. Headquartered in New York City, Shapeways has ISO 9001-compliant manufacturing facilities in Long Island City, N.Y., and the Netherlands and a network of innovative partners around the globe. It was founded in 2008 and spun-out of the Lifestyle Incubator of Royal Philips Electronics in 2010. Investors include Lux Capital, Union Square Ventures, Andreessen Horowitz, INKEF Capital, Index Ventures and Hewlett Packard Ventures.

About Galileo

Galileo Acquisition Corp. raised $138 million in October 2019 and its securities are listed on the New York Stock Exchange under the ticker symbols “GLEO.U,” “GLEO” and “GLEO.WS.” Galileo is a blank check company organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, or other similar business combination with one or more businesses or entities with an initial focus on targets operating in the Consumer, Retail, Food and Beverage, Fashion and Luxury, Specialty Industrial, Technology or Healthcare sectors which are headquartered in Europe or North America, and that have a European and North American market nexus. Galileo is led by a serial SPAC sponsor team having successfully completed four business combinations, in addition to Shapeways. Its team is composed by seasoned dealmakers with diverse nationalities, M&A, principal investing and public company operating experience in both the North American and Western European markets.

Forward-Looking Statements

This release contains, and certain oral statements made by representatives of Galileo and Shapeways and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Galileo’s and Shapeways’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Shapeways’ expectations with respect to the Transaction, and the expansion of Shapeways’ operations and offerings. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside the control of Galileo and Shapeways and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) a default by one or more of the investors in the PIPE on its commitment, and Galileo's failure to retain sufficient cash in its trust account or find replacement financing in order to meet the $100,000,000 minimum cash condition in the Merger Agreement; (3) the inability to consummate the Transaction, including due to failure to obtain approval of the shareholders of Galileo or other conditions to the closing in the Merger Agreement; (4) delays in obtaining or the inability to obtain any necessary regulatory approvals required to complete the Transaction; (5) the inability to obtain the listing of Galileo’s securities on NYSE following the Transaction; (6) the risk that the Transaction disrupts current plans and operations as a result of the announcement and consummation of the Transaction; (7) the ability to recognize the anticipated benefits of the Transaction, which may be affected by, among other things, competition, the ability of Shapeways to grow and manage growth economically and hire and retain key employees; (8) costs related to the Transaction; (9) changes in applicable laws or regulations; (10) the effect of the COVID-19 pandemic on Galileo or Shapeways and their ability to consummate the Transaction; (11) the possibility that Galileo or Shapeways may be adversely affected by other economic, business, and/or competitive factors; (12) market and consumer acceptance of, and changes in demand for, Shapeways’ offerings; (13) the effectiveness of any new quality control mechanisms; and (14) those factors discussed in Galileo’s Registration Statement, under the heading “Risk Factors,” and in other filings with the SEC made by Galileo or Shapeways. Galileo and Shapeways caution that the foregoing list of factors is not exclusive, and caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. None of Galileo or Shapeways undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

Readers are referred to the most recent reports filed with the SEC by Galileo. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and Galileo undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Information Sources; No Representations

The information in the release does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of Galileo derived entirely from Galileo and all information relating to the business, past performance, results of operations and financial condition of Shapeways derived entirely from Shapeways. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of this release. To the fullest extent permitted by law in no circumstances will Galileo or Shapeways, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this release, its contents, any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of Shapeways has been derived, directly or indirectly, exclusively from Shapeways and has not been independently verified by Galileo.

Important Information About the Transaction and Where to Find It

In connection with the proposed Transaction, Galileo has filed the Registration Statement with the SEC, which includes a preliminary proxy statement/prospectus of Galileo, as may be amended from time to time. Galileo will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders.

INVESTORS AND SECURITY HOLDERS OF GALILEO ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4/A, WHICH WAS FILED WITH THE SEC ON AUGUST 16, 2021 AND INCLUDES A PRELIMINARY JOINT PROXY STATEMENT/CONSENT SOLICITATION/PROSPECTUS, AND, WHEN AVAILABLE, ANY AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH GALILEO'S SOLICITATION OF PROXIES FOR ITS SPECIAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTION BECAUSE THE PROXY STATEMENT/CONSENT SOLICITATION/PROSPECTUS CONTAINS AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE MAILED TO SHAREHOLDERS OF GALILEO AS OF A RECORD DATE TO BE ESTABLISHED FOR VOTING ON THE PROPOSED TRANSACTION.

Shareholders will also be able to obtain copies of the Registration Statement, including the proxy statement/consent solicitation/prospectus and any other documents filed by Galileo with the SEC, free of charge at the SEC's website (www.sec.gov).

Participants in the Solicitation

Galileo and Shapeways and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Galileo ordinary shares in respect of the proposed business combination. Galileo shareholders and other interested persons may obtain more detailed information regarding the names and interests in the Transaction of Galileo’s directors and officers in Galileo’s and Shapeways’ filings with the SEC, including the Registration Statement. These documents can be obtained free of charge from the sources indicated above.

Disclaimer

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

# # #

Contact:

Investor Relations

investors@shapeways.com

Media Relations

press@shapeways.com

1 STATE OF 3D PRINTING A Survey of Manufacturing Stakeholders July 2021

2 GOALS AND METHODOLOGY The primary research goal was to understand current experiences and attitudes with 3D printing among mid-sized manufacturing companies. Research Goal Methodology Independent sources of manufacturing stakeholders were invited to participate in an online survey. A variety of questions were asked on business trends, 3D printing, and technology. Responses were captured between June 21 and July 6, 2021. Participants A total of 311 qualified individuals completed the survey. All worked at a mid-sized aerospace, automotive, medical device, robotics, or industrial manufacturing company in the and were very knowledgeable about their company’s 3D printing initiative. Almost all (309) lived and worked in the United States.

3 INDIVIDUALS REPRESENTED Mostly technical 23% Mostly business 28% Even mix of both technical and business 49% Professional Background 7% 10% 11% 19% 5% 5% 7% 37% 0% 10% 20% 30% 40% Product R&D Innovation Engineering Procurement Supply chain Strategy Production manufacturing Role Executive 44% Team manager 47% Individual contributor 9% Job Level

4 COMPANIES REPRESENTED OEM or Brand 58% Tier 1, Tier 2, or other parts supplier 42% Type of Company 100 - 500 employees 25% 500 - 1,000 employees 49% 1,000 - 2,500 employees 11% 2,500 - 5,000 employees 15% Company Size Aerospace or drones 17% Medical devices 21% Robotics 17% Automotive 23% Industrial manufacturing 23% Goods Produced

5 COMPANIES REPRESENTED (CON’T) 1% 12% 23% 32% 23% 7% # of Product SKUs Less than 5 5 - 10 11 - 25 26 - 100 100 - 1,000 More than 1,000 7% 8% 15% 99% 0% 20% 40% 60% 80% 100% Mexico, Central or South America Asia Pacific Europe, Middle East or Africa United States or Canada Regions of Operation

6 DETAILED FINDINGS MANUFACTURING REQUIRES DRAMATICALLY MORE FLEXIBILITY TO MEET MODERN CUSTOMER DEMANDS

7 98% REPORT CUSTOMER EXPECTATIONS HAVE CHANGED IN PAST THREE YEARS In the past three years, how have the attitudes and expectations of the customers that your company serves changed? Choose all that apply. 2% 24% 32% 39% 40% 43% 45% 47% 53% 0% 10% 20% 30% 40% 50% 60% Our customers haven’t changed Request smaller runs Locate production near the final shipping destination (avoid tariffs, delays, etc. ) Demanding faster turnaround times Expect continual cost reduction Desire for personalization and high levels of customization More frequent design changes (features, materials, packaging, etc. ) Increased expectations for sustainable solutions Higher demands for quality

8 ALMOST 3 IN 4 (72%) CHARACTERIZE RECENT CUSTOMER CHANGES AS “SIGNIFICANT” OR “EXTREME” In your experience, how extensive have attitudes and expectations changed among your company’s customers in the past three years? Choose the one answer that most closely applies. n = customer expectations have changed 27% 45% 22% 5% 1% 0% 5% 10% 15% 20% 25% 30% 35% 40% 45% 50% Extreme Significant Notable Slight Negligible ������

9 EXECUTIVES MORE THAN TWICE AS LIKELY TO REPORT EXTREME CHANGES IN CUSTOMER EXPECTATIONS In your experience, how extensive have attitudes and expectations changed among your company’s customers in the past three years? Choose the one answer that most closely applies. n = customer expectations have changed 11% 18% 39% 50% 50% 39% 36% 24% 17% 4% 7% 3% 1% 2% 0% 20% 40% 60% 80% 100% Individual contributor Team manager Executive By Job Level Extreme Significant Notable Slight Negligible

10 95% REPORT HIGH-MIX/LOW VOLUME RUN REQUESTS HAVE INCREASED IN PAST THREE YEARS How have customer requests for high-mix/low volume runs changed in the past three years? 17% 51% 26% 4% 1% 0% 10% 20% 30% 40% 50% 60% Increased dramatically (doubled or more) Increased significantly (25% to 100% increase) Increased slightly (increase less than 25%) No change Decreased ������

11 ALMOST 3 IN 4 (72%) ARE MORE LIKELY TO OUTSOURCE LOW VOLUME PRODUCTION RUNS Which of the following statements most closely represents your company’s attitude towards outsourcing low volume production runs in 2021? We are MORE likely to outsource up front to gain proof-points before committing to specific machines or technologies 72% We are LESS likely to outsource since we want to maintain full control 28%

12 MEDICAL DEVICE COMPANIES FAR MORE LIKELY TO WANT TO KEEP CONTROL BY DOING LOW VOLUME RUNS IN HOUSE Which of the following statements most closely represents your company’s attitude towards outsourcing low volume production runs in 2021? 76% 76% 75% 75% 58% 24% 24% 25% 25% 42% 0% 20% 40% 60% 80% 100% Automotive Industrial Aerospace/drones Robotics Medical devices By Goods Produced We are MORE likely to outsource We are LESS likely to outsource

13 MANUFACTURERS EXPERIENCE A WIDE RANGE OF DELAYS DUE TO POOR INFORMATION COMMUNICATION In the past 12 months, what steps in the manufacturing process from idea to customer delivery have caused delays as a result of miscommunication or misinformation? Choose all that apply. 6% 52% 30% 48% 42% 30% 46% 29% 0% 10% 20% 30% 40% 50% 60% We have never had delays at any step our manufacturing process Manufacturing Pre-production Planning (supply chain, demand planning, etc. ) Analysis (design file, tool selection, file optimization, etc. ) Ordering Design Ideation

14 BUSINESS IMPACTING DELAYS ARE MOST LIKELY TO HAPPEN IN THE FINAL MANUFACTURING STEP Which of these steps in the manufacturing process have caused the MOST BUSINESS IMPACTING DELAYS in the past 12 months? Choose the one answer that most closely applies. 25% 6% 15% 18% 11% 19% 6% 0% 5% 10% 15% 20% 25% 30% Manufacturing Pre-production Planning (supply chain, demand planning, etc. ) Analysis (design file, tool selection, file optimization, etc. ) Ordering Design Ideation n = have experienced delays due to miscommunication or misinformation

15 DETAILED FINDINGS 3D PRINTING HAS MADE SIGNIFICANT PROGRESS, BUT BARRIERS REMAIN

16 USE OF 3D PRINTING FOR PRODUCTION MANUFACTURING IS NOW UBIQUITOUS How extensive is your company’s current use of 3D printing? Choose the one answer that most closely applies. 34% 41% 13% 13% 0% 0% 5% 10% 15% 20% 25% 30% 35% 40% 45% Primary production method Used extensively for production, but not primary method Used minimally for production Used only for design or prototyping We do not use 3D printing

17 MORE THAN HALF CHARACTERIZE THEIR COMPANY AS FULLY MATURE How would you characterize your company’s maturity with 3D printing? Choose the one answer that most closely applies. 55% 33% 11% 0% 0% 10% 20% 30% 40% 50% 60% Fully mature In process In planning Haven't started

18 STAKEHOLDERS ARE VERY BULLISH ABOUT THE FUTURE OF 3D PRINTING How would you describe your personal long term expectations for the use of 3D printing in manufacturing? Choose the one answer that most closely applies. 55% 28% 14% 3% 3D printing is the future and will replace existing processes 3D printing will be another option in the manufacturing toolbox 3D printing will be a prototyping tool and won’t be a practical solution for production manufacturing 3D printing won’t be used in the future

19 EXECUTIVES BY FAR THE MOST POSITIVE ABOUT THE FUTURE OF 3D PRINTING IN MANUFACTURING How would you describe your personal long term expectations for the use of 3D printing in manufacturing? Choose the one answer that most closely applies. 21% 50% 68% 45% 34% 18% 31% 14% 11% 3% 2% 3% 0% 20% 40% 60% 80% 100% Individual contributor Team manager Executive By Job Level 3D printing is the future and will replace existing processes 3D printing will be another option in the manufacturing toolbox 3D printing will be a prototyping tool and won’t be a practical solution for production manufacturing 3D printing won’t be used in the future

20 3D PRINTING WILL PROVIDE BENEFITS ACROSS A WIDE RANGE OF BUSINESS OUTCOMES How does your company expect to benefit from your investments in 3D printing? Choose all that apply. 1% 46% 57% 64% 68% 70% 0% 10% 20% 30% 40% 50% 60% 70% 80% We don’t expect any benefits Reduced inventory costs Increased asset utilization Improved labor efficiency Faster speed to market Greater design flexibility

21 84% EXPECT 3D PRINTING WILL HAVE AT LEAST A 5% IMPACT ON CORPORATE PROFITS How do you expect your company’s investments in 3D printing to impact corporate profits (i.e. increase revenues or decrease costs) over the next 10 years? Choose the one answer that most closely applies. 43% 41% 11% 3% 3% 0% 5% 10% 15% 20% 25% 30% 35% 40% 45% Transformative increase (More than 20% annually) Significant increase (5% - 20% annually) Slight increase (less than 5% annually) There will be no impact on profits Negative impact (profits will decrease) ������

22 EXECUTIVES, LARGER COMPANIES EXPECT GREATEST IMPACT ON PROFITS How do you expect your company’s investments in 3D printing to impact corporate profits (i.e. increase revenues or decrease costs) over the next 10 years? Choose the one answer that most closely applies. 33% 45% 47% 11% 39% 53% 41% 44% 34% 54% 42% 36% 18% 7% 12% 14% 16% 6% 4% 1% 5% 11% 2% 2% 4% 2% 2% 11% 1% 3% 0% 20% 40% 60% 80% 100% 100 - 500 500 - 1,000 1,000 - 5,000 Individual contributor Team manager Executive More than 20% annually 5% - 20% annually Less than 5% annually There will be no impact Profits will decrease

23 84% EXPECT 3D PRINTING WILL HAVE AT LEAST A 5% IMPACT ON CORPORATE PROFITS How do you expect your company’s investments in 3D printing to impact corporate profits (i.e. increase revenues or decrease costs) over the next 10 years? Choose the one answer that most closely applies. 40% 45% 29% 39% 41% 49% 51% 40% 42% 44% 44% 41% 37% 38% 13% 10% 21% 10% 10% 6% 11% 2% 4% 6% 6% 3% 0% 6% 6% 1% 2% 5% 0% 20% 40% 60% 80% 100% "Product" "Business" Robotics Automotive Aerospace/drones Medical devices Industrial More than 20% annually 5% - 20% annually Less than 5% annually There will be no impact Profits will decrease

24 MANUFACTURING COMPANIES ARE MORE LIKELY TO BENEFIT MORE FROM 3D PRINTING THAN END CUSTOMERS In your opinion, who benefits the most from investments in 3D printing? Choose the one answer that most closely applies. 69% 13% 18% Manufacturing companies (reduced operational costs, increased revenue, etc. ) End customers (reduced purchasing costs, better products, etc. ) I can’t choose just one - they both benefit at similar levels

25 63% STRONGLY AGREE THEIR COMPANY IS GAINING CONFIDENCE IN 3D PRINTING AT SCALE Please indicate your level of agreement with each of the following statements. 28% 38% 63% 35% 49% 33% 21% 10% 3% 16% 3% 1% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90%100% Our company has been slow to adopt 3D printing because or leadership is entrenched and slow to change The disruptions created in the supply chain by COVID have accelerated our investments in 3D printing My company is gaining confidence in 3D printing for production manufacturing at scale Strongly agree Agree somewhat Disagree somewhat Strongly disagree

26 FOR MORE INFORMATION… About Dimensional Research Dimensional Research® provides practical market research for technology and manufacturing companies. We partner with our clients to deliver actionable information that reduces risks, increases customer satisfaction, and grows the business. Our researchers are experts in the applications, devices, and infrastructure used by modern businesses and their customers. For more information, visit www.dimensionalresearch.com. About Shapeways Shapeways’ digital manufacturing platform offers customers access to high-quality manufacturing from start to finish through automation, innovation and digitization. The company’s purpose-built software, wide selection of materials and technologies, and global supply chain lower manufacturing barriers and speed delivery of quality products. Shapeways’ digital manufacturing services have empowered more than one million customers worldwide to produce more than 21 million parts using 11 different technologies and 90 different materials and finishes. For more information, visit www.shapeways.com.